United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- __.)

Vale completes its first sale of iron ore using blockchain technology with Nanjing Iron & Steel

Rio de Janeiro, September 3rd, 2020 - Vale S.A. (“Vale”) completed this Thursday its first sale of iron ore using blockchain technology with Nanjing Iron & Steel Group International Trade Co., Ltd., a subsidiary of Nanjing Iron and Steel Co., Ltd. (NISCO) for a cargo of 176,000 tons of Brazilian Blend Fines (BRBF) from Teluk Rubiah Maritime Terminal, in Malaysia, to China. This transaction is aligned with Vale’s strategy of becoming a more innovative and customer-centered company through greater integration with clients and partnering for the development of new solutions.

It is an important milestone towards the digitalization of the sales and trade process, bringing innovation to the traditional paper-intensive trade transactions and offering a better service to the clients as well as predictability in the steel value chain.

The Letter of Credit (LC) was issued through Contour blockchain platform whilst the shipping documents and the electronic Bill of Lading were handled via essDOCS’ CargoDocs solution - with all actions carried out through a single, interfaced platform consolidated in Contour. The transaction also had the support from DBS Bank Ltd and Standard Chartered Bank Malaysia Berhad.

The integrated transaction enabled end-to-end security and transparency with real time visibility of the documentation to all stakeholders, drastically reducing the amount of emails and paperwork exchanged among the parties and providing enhanced user experience through access to a single solution to execute the trade.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations
Date: September 3, 2020